Hogan & Hartson
L.L.P.

columbia square
555 thirteenth street, n.w.
washington, dc 20004-1109
tel (202) 637-5600
fax (202) 637-5910
www.hhlaw.com
May 24, 2006
BY EDGAR AND HAND DELIVERY
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Rebekah Toton

Re:	S1 Corporation
PREC14A filed April 26, 2006 (“Proxy Statement”)
File No. 0-24931

Soliciting Materials filed pursuant to Rule 14a-12 on April 25, 2006
File No. 0-24931
Dear Ms. Toton:
     On behalf of S1 Corporation (the “Company”), we are forwarding for filing with the Securities and Exchange Commission a revised preliminary proxy statement (the “Revised Proxy Statement”). The Revised Proxy Statement reflects changes made in response to the staff’s letter of comment dated April 28, 2006 (the “Comment Letter”), as well as certain other updates. In particular, we call to your attention that the annual meeting to which the Revised Proxy Statement relates is no longer a contested meeting. A copy of the Revised Proxy Statement, which is marked to show changes from the filing of the Proxy Statement made with the Commission on April 26, 2006, will be hand delivered to the staff.
     The Company’s responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the numbered comment set forth in the
WASHINGTON, DC

BALTIMORE  BEIJING  BERLIN  BOULDER  BRUSSELS  BUDAPEST  CARACAS   COLORADO SPRINGS  DENVER  GENEVA  HONG KONG  LONDON

LOS ANGELES  MIAMI  MOSCOW  MUNICH  NEW YORK  NORTHERN VIRGINIA   PARIS  SHANGHAI  TOKYO  WARSAW

Hogan & Hartson l.l.p.
Ms. Rebekah Toton
May 24, 2006

Comment Letter. Capitalized terms used but not defined in this letter have the definitions set forth in the Revised Proxy Statement.
     We also call to your attention that the Company is calling the Annual Meeting for June 29, 2006, and therefore is seeking to clear the Revised Proxy Statement by May 30, 2006 so that mailing can commence immediately after the May 31, 2006 record date.
Preliminary Proxy Statement on Schedule 14A
Information Concerning Competing Solicitations, page 2
1.	Explain why you believe that the members of the Starboard Group are “short-term investors.” A reasonable factual basis must exist for each assertion of opinion or belief that you make and support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis.

Response: In light of the settlement of the competing solicitation, the Company has removed the discussion under the heading “Information Concerning Competing Solicitations.” Please see the revised disclosure on page 2 of the Revised Proxy Statement.

2.	Please refer to prior comment 3 from our letter dated April 21, 2006. We continue to believe that you need to provide reasonable factual basis for your assertion that Starboard’s proposals were made “in furtherance of Starboard Group’s self interests to give itself control of [S1].” As support for this assertion, you state that the possible effect of their proposals is to elect six members to the company’s board, effectively gaining control over the company. It is not self-evident how this effect provides a reasonable basis for your assertions that Starboard Group’s motives are self interested and not in the interests of all shareholders. Please revise to provide a reasonable basis for your assertion or remove this disclosure.

Response: In light of the settlement of the competing solicitation, the Company has removed the discussion under the heading “Information Concerning Competing Solicitations.” Please see the revised disclosure on page 2 of the Revised Proxy Statement.

Hogan & Hartson l.l.p.
Ms. Rebekah Toton
May 24, 2006

3.	Please refer to prior comment 5 from our letter dated April 21, 2006. We note your revised disclosure that “[w]hile some institutional investors and corporate governance firms believe giving shareholders the right to call special meetings and fix the size of the board is considered good governance, we believe our current bylaw provisions are appropriate corporate governance provisions for a public company of our size.” As previously requested, revise to discuss the fact that such provisions may nevertheless be aligned with security holder interest.

Response: In light of the settlement of the competing solicitation, the Company has removed the discussion under the heading “Information Concerning Competing Solicitations.” Please see the revised disclosure on page 2 of the Revised Proxy Statement.
Executive Compensation and Other Information
Summary Compensation Table, page 11
4.	Please disclose the rationale for including the $138,800 commuter allowance offered to Mr. Mahan in 2005 under “Other Annual Compensation" rather than as part of salary and bonus. In this regard, we note that it appears that similar compensation was provided in previous years in lieu of an annual bonus. Do you believe this compensation to be a perquisite?

Response: The Company has included the $138,000 commuter allowance offered to Mr. Mahan under the heading “Other Annual Compensation” because the Company believes this to be a perquisite and not properly categorized as either salary or bonus. This allowance is provided to Mr. Mahan since his full time residence is in Wilmington, North Carolina. The Company did not provide a commuter allowance to Mr. Mahan in previous years. As disclosed in the Revised Proxy Statement, in 2004 and 2003, the Company did reimburse Mr. Mahan for the management fees paid for his fractional interest in an airplane that he uses for personal use in lieu of an annual bonus. This reimbursement is disclosed under the heading “Other Annual Compensation” since the Company believes this to be a perquisite which was given to him and therefore eliminated consideration of a bonus.
Compensation Committee Report on Executive Compensation, page 15

Hogan & Hartson l.l.p.
Ms. Rebekah Toton
May 24, 2006

5.	Please refer to prior comment 8 from our letter dated April 21, 2006. We note the two paragraphs added on page 15 in response to our prior comment. However, we continue to believe that you should revise your disclosure to explain the specific relationship of corporate performance to executive compensation. See Item 402(k)(1). Your current disclosure includes generic language in describing factors and criteria underlying awards or payments of executive compensation, such as compensation should be tied in part to “financial performance,” “individual’s performance,” and “stock performance.” For example, revise to disclose how executives are “held accountable through their compensation for the performance of the business for which they are responsible.” Is compensation tied to revenues or profit margins? What factors are considered in determining the performance of the business for which they are responsible? Is the number of stock options, restricted stock or restricted stock units given to executives “tied in part to the Company’s stock performance” or is the amount of such awards based upon other factors?

Response: The Company has revised the disclosure to respond to the staff’s comment. Please see the revised disclosure on pages 14-15 of the Revised Proxy Statement.

6.	Please refer to prior comment 9 from our letter dated April 21, 2006. We note your revised disclosure on page 16 in response to our prior comment. Revise to discuss the material terms of Mr. Mahan’s employment agreement, including quantification of the base salary and determination of stock-based compensation. In this regard, it appears that Mr. Mahan continues to operate under the employment agreement entered into in April 2001. You should discuss any material changes to the provisions of that agreement, including understandings as to base salary and stock-based compensation that are not reflected in that agreement. Expand your disclosure to explain what you mean by “a very challenging operating environment” and how such an environment impacted or influenced decisions on the amount of Mr. Mahan’s compensation. Revise to discuss the Compensation Committee’s criteria for evaluating Mr. Mahan’s leadership performance and his potential to enhance long-term shareholder value. You should also specifically disclose the performance criteria that must be met for the vesting of the stock options awarded. Your expanded disclosure should also include a specific discussion of the relationship of your performance to his compensation for the last fiscal

Hogan & Hartson l.l.p.
Ms. Rebekah Toton
May 24, 2006

year, describing each measure of your performance, whether qualitative or quantitative, on which Mr. Mahan’s compensation was based.

Response: The Company has revised the disclosure to respond to the staff’s comment. Please see the revised disclosure on pages 15 - 16 of the Revised Proxy Statement.
Appendix A — Information Concerning Participants in the Solicitation of Proxies by S1 Corporation, page A-1
7.	Please refer to prior comment 11 from our letter dated April 21, 2006. Although we note the introductory paragraph added on page A-1 in response to our prior comment, we reissue our previous comment in its entirety. Please delete the ambiguous statement that S l’s directors and certain of its officers and employees “may be deemed” participants. Instead, explicitly identify all participants in the solicitation. Refer to Instruction 3 to Item 4 of Schedule 14A.

Response: In light of the settlement of the competing solicitation, the Company has removed Appendix A from the Revised Proxy Statement.
Soliciting Materials filed pursuant to Rule 14a-12 on April 25, 2006
8.	As part of the materials associated with your solicitation, you have included a letter from State Farm Mutual Automobile Company (“State Farm”) in which State Farm waives any confidentiality provisions with respect to and grants permission to disclose in its entirety the Master Software Development and Consulting Agreement it has entered into with you. We note from page 10 of the preliminary proxy materials that State Farm is the beneficial owner of 5.67% of your outstanding common stock. We also note from your Form 10-K for the fiscal year ended December 31, 2005, that services provided to State Farm accounted for revenues of approximately $45.4 million (or 22% of total revenues). You also disclosed that revenues from State Farm were 21% and 23% of revenues from continuing operations during the years ended December 31, 2003 and 2004, respectively, and that you expect revenues between $44 million and $48 million in 2006 from this customer. We are unclear why you have not provided disclosure pursuant to Item 404(a)(3) of Regulation S-K relating to your transactions with State Farm. Please advise. Further, we are unable to

Hogan & Hartson l.l.p.
Ms. Rebekah Toton
May 24, 2006

locate your Software Development and Consulting Agreement with State Farm in prior filings. Please advise or file this agreement pursuant to Item 601(b)(10) of Regulation S-K. If this agreement has not been previously filed, please advise as to the basis for such determination.
     Response: The Company has revised the disclosure to include the information called for by Item 404(a)(3) of Regulation S-K relating to the Company’s transactions with State Farm. Please see the revised disclosure on page 18 of the Revised Proxy Statement.
     With respect to the comment regarding the filing of the Master Software Development and Consulting Agreement entered into with State Farm, the Company does not believe the Agreement is required to be filed as an exhibit to the registration statement because it ordinarily accompanies the type of business conducted by the Company and does not fall within one of the categories of agreements specified in Item 601(b)(10)(ii)(A)-(D).
     The contract with State Farm is typical of the contracts which the Company has with most of its other customers. The Company believes that such contract is “made in the ordinary course of business” within the meaning of Item 601(b)(10)(i) of Regulation S-K and “ordinarily accompanies the type of business” conducted by the Company within the meaning of Item 601(b)(10)(ii) of Regulation S-K, each of which permit the Company not to file such agreements. In addition, the Company does not believe the contract falls within any of the categories of agreements specified in Item 601(b)(10)(ii)(A)-(D). As it relates to Item 601(b)(10)(ii)(A), while the contract is with a security holder named, or incorporated by reference into, the Company’s reports, the contract is structured as a non-exclusive Master Software Development and Consulting Services Agreement and is merely an “umbrella” agreement for the potential sale of products and services (i.e., assets) at certain prices from time to time. The “umbrella” agreement does not provide for any certain minimum quantity of work or revenues to the Company but rather acts as a framework to govern the Company’s overall relationship with State Farm. The actual work for any project is separately bid on by the Company, and the terms of which (such as scope of work and pricing) are separately negotiated and agreed upon at such time between the two parties and are governed by individual work orders. In addition, the Company notes that the contract is not a long-term contract — it is terminable by the Company or State Farm, without cause, on ninety (90) days’ notice. For your reference, copy of Master Software Development and Consulting Services Agreement is being provided supplementally to the staff.

Hogan & Hartson l.l.p.
Ms. Rebekah Toton
May 24, 2006

* * * * * * * *
     If you have any questions or would like further information concerning the foregoing, please do not hesitate to call me (202-637-8575) or Amit Saluja (212-918-3566). Thank you for your assistance.

Sincerely,
/s/ Stuart G. Stein

Stuart G. Stein

Attachments
cc:     Richard P. Dobb
          S1 Corporation